60 Avenue Rockefeller

69008 Lyon France

September 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Laura Crotty

Re:	ERYTECH Pharma S.A.

Registration Statement on Form F-3

Filed September 21, 2021

File No. 333-259690

Acceleration Request

        Requested Date:     September 29, 2021

        Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-259690) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on September 29, 2021, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Britt Eichner of Cooley LLP, counsel to the Registrant, at (617) 937-2362.

[Signature page follows]

Very truly yours,

ERYTECH PHARMA S.A.

By:	/s/ Eric Soyer
Eric Soyer
Chief Financial Officer, Chief Operating Officer and Deputy General Manager

cc:	Gil Beyen, ERYTECH Pharma S.A.

Marc A. Recht, Cooley LLP

Brian F. Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Britt Eichner, Cooley LLP

Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.

Guilhem Richard, Gide Loyrette Nouel A.A.R.P.I.